EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2011

TOKYO, Nov. 15, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the first six months of Fiscal Year Ending March 31, 2011 (from April 1 to September 30, 2010, "1H10").1

Highlights of 1H FY2010 Financial Results

	Actual Results	Target Announced
Revenues	JPY34,272 million ($410.3 million)	JPY32,300 million
Operating Income	JPY1,201 million ($14.4 million)	JPY1,200 million
Net Income attributable to IIJ	JPY859 million ($10.3 million)	JPY800 million

   IIJ made IIJ Global Solutions Inc. ("IIJ-GS") its 100% owned subsidiary on Sep. 1, 2010

  Purchase amount: JPY9.2 billion
  Acquired approximately 1,600 corporate customers and 245 employees
  1H FY2010 revenue increased by 6.2% YoY followed by steady demands for outsourcing services and additional revenue of 1 month related to IIJ-GS.
  1H FY2010 operating income increased by 3.0% YoY mainly due to the increase in gross margin of network service revenues, operating income related to IIJ-GS of 1 month and the decrease in operating loss of ATM operation business.
  Full FY2010 Financial targets remain unchanged.
  FY2010 interim period cash dividend: JPY1,250 per share as planned  (IIJ's 1 common stock equivalent to 400 ADSs).

[1] Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY83.53 per US$1.00, which was the noon buying rate on September 30, 2010.

Overview of 1H FY2010 Financial Results and Business Outlook

"Along with the increasing demands for outsourcing needs, we are finally starting to see the emergence of Cloud Computing in Japan," said Koichi Suzuki, President and CEO of IIJ. "Japanese companies are aggressively comparing their options for outsourcing services in the Japanese IT market. Our long experience of nearly fifteen years in this outsourcing service market, our pioneering technological skills to introduce new outsourcing services including cloud computing services and our strong customer relationship with over 6,500 corporate customers are what makes us strongly positioned in this particular outsourcing fields," continued Suzuki.

"During the first half of this fiscal year, to further strengthen our position in the outsourcing market, we have introduced many new services and solutions. We have introduced series of cloud computing services, an ASP-based foreign exchange (FX) platform service, a new M2M module compatible with IIJ mobile service and many more. We also began the construction of Japan's first commercial data center using outside-air cooled container units in the outskirts of Japan. This new data center will be Japan's first container data center offering low-cost, high-server density, and scalability needed to meet the demands of the cloud computing era."

"In addition, we have complete the transaction to acquire the subsidiary of AT&T Japan LLC and began its operation by the name 'IIJ Global Solutions Inc.' on September 1, 2010. To realize group synergy and enhance our cross selling strategy, IIJ will provide its network solution to the acquired approximately 1,600 clients and IIJ-GS will provide its WAN services to IIJ's over 6,500 corporate customers for further business growth. Revenues, cost of revenues, SG&A and operating income related to IIJ-GS of 1 month were JPY2,246 million, JPY1,761 million, JPY224 million and JPY261 million, respectively."

"For our ATM operation business, the steady increase in revenues and the decrease in costs resulted in the decrease in operating loss related to ATM operation business. The preparation to introduce new ATMs are set and we expect to increase around 250 additional ATMs in around 3 months."

"As a results, our 1H FY2010 revenue and profit increased year-over-year and exceeded its original target. During the latter half of FY2010, we will continue to seize outsourcing related demands and focus on achieving our full FY2010 target, which remain unchanged."

1H FY2010 Financial Results Summary

Operating Results Summary
	1H09	1H10	YoY % change
	JPY millions	JPY millions
Total Revenues	32,275	34,272	6.2
Network Services [2]	18,304	20,686	13.0
SI	13,624	12,987	(4.7)
Equipment Sales	309	371	19.8
ATM Operation Business	38	228	498.2
Total Costs	26,037	27,431	5.4
Network Services	15,311	16,803	9.7
SI	10,050	9,859	(1.9)
Equipment Sales	269	313	16.3
ATM Operation Business	407	456	12.2
SG&A Expenses and R&D	5,072	5,640	11.2
Operating Income	1,166	1,201	3.0
Income before Income Tax Expense	1,026	1,006	(1.9)
Net income attributable to IIJ	715	859	20.1

Segment Summary
	1H09	1H10
	JPY millions	JPY millions
Net Revenues	32,275	34,272
Network services and SI business	32,443	34,264
ATM operation business	38	228
Elimination	206	220
Operating Income (Loss)	1,166	1,201
Network service and SI business	1,644	1,514
ATM operation business	(459)	(301)
Elimination	19	12

We have omitted segment analysis because most of our revenues are dominated by Network services and systems integration business.

[2] From the second quarter of FY2010, "Connectivity and Outsourcing Services Revenues" has been renamed to "Network Services Revenues".

1H FY2010 Results of Operation

Revenues

Revenues were JPY34,272 million, up 6.2% YoY. Additional revenues of 1 month related to IIJ-GS was JPY2,246 million.

Network Services revenue were JPY20,686 million, up 13.0% YoY.

Internet Connectivity services for corporate use were JPY6,941 million, up 0.8% YoY. IP service is going well. While there were affects from cancellation due to corporate merger and migration of contracted lines from certain large clients at the beginning of the fiscal year, we are getting new large contracts and the volume charge revenue which decreased in 4Q09 is recovering. Contracts of over 1Gbps IP service at the end of September 2010 increased by 22 contracts YoY. IIJ mobile increased its number of contracts as M2M projects using IIJ mobile increased. Broadband connectivity services also increased along with the increase in sales partners.

Internet Connectivity services for home use revenue were JPY3,352 million, down 1.7% YoY.

WAN Services revenue were JPY3,297 million, up 160.9% YoY. There were additional revenues related to IIJ-GS.

Outsourcing services revenue were JPY7,096 million, up 5.2% YoY. Services such as data center related services, contents delivery services, anti-spam email related services and security services increased, respectively. Our cloud computing service "IIJ GIO" is growing and its revenue, including revenue which is recognized in systems operation and maintenance, has reached almost JPY50 million per month.

Number of Contracts for Connectivity Services
	as of September 30, 2009	as of September 30, 2010	YoY Change
Internet Connectivity Services (Corporate Use) [3]	57,200	69,145	11,945
IP Service (-99Mbps)	926	919	(7)
IP Service (100Mbps-999Mbps)	228	271	43
IP Service (1Gbps--)	106	128	22
IIJ Data Center Connectivity Service	295	307	12
IIJ FiberAccess/F and IIJ DSL/F	26,865	32,257	5,392
IIJ Mobile Service [4]	27,327	33,906	6,579
Others	1,453	1,357	(96)
Internet Connectivity Services (Home Use)	414,154	375,300	(38,854)
Under IIJ Brand	48,263	44,243	(4,020)
hi-ho	173,410	159,725	(13,685)
OEM	192,481	171,332	(21,149)
Total Contracted Bandwidth	619.8 Gbps	702.5 Gbps	82.7 Gbps

[3] From the second quarter of FY2010, "Connectivity Services" has been renamed to "Internet Connectivity Services ".
[4] Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

Network Services Revenues Breakdown
	1H09	1H10	YoY % change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	6,888	6,941	0.8%
IP Service [5]	4,648	4,479	(3.6%)
IIJ FiberAccess/F and IIJ DSL/F	1,456	1,494	2.6%
IIJ Mobile Service [6]	634	837	32.2%
Others	150	131	(12.7%)
Internet Connectivity Service (Home Use)	3,410	3,352	(1.7%)
Under IIJ Brand	513	508	(1.0%)
hi-ho	2,612	2,576	(1.4%)
OEM	285	268	(6.1%)
WAN Services [7]	1,264	3,297	160.9%
Outsourcing Services	6,742	7,096	5.2%
Total Network Services	18,304	20,686	13.0%

5 IP Service revenues include revenues from the Data Center Connectivity Service.
[6] Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).
[7] From the second quarter of FY2010, to reflect the acquisition of IIJ Global on September 1, 2010, "WAN services", which were components of "Outsourcing services revenues" were separately disclosed to clarify the contents of WAN services revenues.

SI revenues were JPY12,987 million, down 4.7% YoY affected by the scale-down of a contract from a certain large client in 1Q10. As for systems construction, despite the forementioned scale-down from a certain large client, there were mid- to small sized network construction projects which resulted in the increased revenues of JPY4,499 million, up 8.5% YoY. As for systems operation and maintenance, its revenues were JPY8,488 million, down 10.4% YoY. While there were new operation and maintenance contracts, the forementioned scale-down from a certain large client affected its revenues.

The order backlog for systems construction and equipment sales was JPY5,344 million, up 20.7% YoY. The order backlog for systems operation and maintenance was JPY11,055 million, down 6.4% YoY, affected by the forementioned scale-down from a certain large client.

Equipment sales revenues were JPY371 million, up 19.8% YoY.

ATM Operation Business revenues were JPY228 million. The ATM operation business is operated by trust Networks Inc., IIJ's consolidated subsidiary, and it receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. The ATM operation business is currently in its phase of business start-up and is expected to introduce around 250 additional ATMs  in around 3 months. As of November 15, 2010, 148 ATMs are placed.

Cost and expense

Cost of revenues was JPY27,431 million, up  5.4% YoY. Cost of revenues related to IIJ-GS of 1 month were JPY1,761 million.

Cost of Network Services revenue was JPY16,803 million, up 9.7% YoY mainly due to the increase in IIJ-GS related costs of 1 months. Gross margin for network services was JPY3,883 million, up 29.8% YoY and gross margin ratio was 18.8%, up 2.4% YoY.

Cost of SI revenues was JPY9,859 million, down 1.9% YoY. While network operation related and personnel related costs increased, purchasing cost decreased. Gross margin for SI was JPY3,128 million, down 12.5% YoY and gross margin ratio was 24.1%, down 2.1% YoY.

Cost of Equipment Sales revenues was JPY313 million, up 16.3% YoY. Gross margin for equipment sales was JPY58 million and gross margin ratio was 15.5%, up 2.5% YoY.

Cost of ATM Operation Business revenues was JPY456 million. Outsourcing costs were reduced.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY5,640 million, up 11.2% YoY. SG&A and R&D expenses related to IIJ-GS of 1 month was JPY224 million.

Sales and marketing expenses were JPY2,883 million, up 11.2% YoY mainly due to increase in personnel related expenses and depreciation and amortization.

General and administrative expenses were JPY2,603 million, up 12.4% YoY mainly due to increase in depreciation and amortization and the one-time M&A related expenses for the acquisition of IIJ-GS of JPY56 million.

Research and development expenses were JPY154 million, down 5.8% YoY.

Operating income

Operating income was JPY1,201 million, up 3.0% YoY as gross margin increased.

Other income (expenses)

Other income (expenses) was net other expense of JPY195 million as there were losses on write-down of other investments and interest expense. 1H09 was net other expense of JPY140 million.

Income before income tax expenses

Income before income tax expenses was JPY1,006 million, down 1.9% YoY (JPY1,026 million in 1H09).

Net Income

Income tax expense was JPY280 million (JPY528 million in 1H09). Deferred tax expenses was JPY164 million compared to expense of JPY373 million in 2Q09.

Equity in net income of equity method investees was JPY32 million (JPY42 million in 1H09).

Net income was JPY758 million, up 40.3% YoY (JPY540 million in 1H09).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY101 million (JPY175 million in 1H09), related to GDX Japan Inc. and Trust Networks Inc.

Net income attributable to IIJ was JPY859 million, up 20.1% YoY (JPY715 million in 1H09).

1H FY2010 Financial Condition

Balance Sheets

As of September 30, 2010, the balance of total assets was JPY65,923 million, an increase of JPY14,807 million from the balance as of March 31, 2010 as a result of the acquisition of IIJ-GS.

Due to the acquisition of IIJ-GS, the balance of assets and liabilities increased respectively. The balance of assets and liabilities as of September 2010 was as follows: current assets was JPY9,191 million (mainly accounts receivables), noncurrent assets was JPY7,986 million (mainly intangible assets and property and equipment), current liabilities was JPY7,767 million (mainly accounts payable and accrued expenses) and noncurrent liabilities was JPY78 million. The measurement of the assets acquired and liabilities assumed related to the acquisition of IIJ-GS is to be completed within a year from the acquisition date. The measurement has not yet been completed as of the end of September 2010, and therefore, the preliminary estimates are subject to revisions.

For current assets, as compared to each of the respective balances as of March 31, 2010, accounts receivable increased by JPY6,227 million and prepaid expenses increased by JPY690 million. As of noncurrent assets, other intangible assets (net) increased by JPY4,772 million, goodwill increased by JPY757 million and property and equipments increased by JPY1,836 million. As for current liabilities, as compared to each of the respective balances as of March 31, 2010, short-term borrowings increased by JPY9,000 million mainly for the acquisition of IIJ-GS, accrued expenses increased by JPY5,910 million. Noncurrent capital lease obligations decreased by JPY493 million to JPY3,164 million.

The balance of other investments as of September 30, 2010 was JPY2,796 million, an increase of JPY214 million from the balance as of March 31, 2010. The breakdown of other investments were JPY1,796 million in nonmarketable equity securities, JPY791 million in available-for-sale securities and JPY209 million in other.

As of September 30, 2010, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY3,589 million and the balance of amortized intangible assets was JPY7,385 million. The breakdown of non-amortized intangible assets were JPY3,397 million in goodwill (JPY857 million related to IIJ-GS) and JPY192 million in trademark. The breakdown of amortized intangible assets were JPY7,312 million in customer relationships (JPY4,856 million related to IIJ-GS) and JPY73 million in licenses.

Total IIJ shareholders' equity as of September 30, 2010 was JPY27,765 million, a crease of JPY446 million from the balance as of March 31, 2010. IIJ Shareholders' equity ratio (IIJ shareholders' equity/total assets) as of September 30, 2010 was 42.1%.

Cash Flows

Cash and cash equivalents as of September 30, 2010 were JPY9,408 million compared to JPY10,789 million as of September 30, 2009. The cash flow of IIJ-GS did not have a material effect on consolidated cash flows for 1H10 because under the agreement between AT&T Japan LLC and IIJ, AT&T Japan LLC collected accounts receivables and paid accounts payable on behalf of IIJ-GS.

Net cash provided by operating activities for 1H10 was JPY5,109 million compared to net cash provided by operating activities of JPY4,792 million in 1H09. Operating income increased YoY. While operating income increased YoY, there were changes in operating assets and liabilities during 1H10, mainly resulting from the increase in accounts receivable of JPY754 million and increase in accrued expenses, other current and noncurrent liabilities of JPY2,260 million.

Net cash used in investing activities for 1H10 was JPY11,737 million compared to net cash used in investing activities of JPY2,105 million in 1H09, mainly due to the acquisition of IIJ-GS for JPY9,170 million and the purchase of property and equipment of JPY2,164 million.

Net cash provided by financing activities for 1H10 was JPY7,304 million compared to net cash used in financing activities of JPY2,063 million in 1H09, mainly due to net increase in short-term borrowings (net) of JPY9,000 million, principal payments under capital leases of JPY1,480 million and payments of JPY253 million for FY2009 year-end dividends.

FY2010 Financial Targets (announced on June 1, 2010)

Our targets for the fiscal year ending March 31, 2011 are as follows:

	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
Full FY2010	84,500	4,800	4,100	3,000

The Japanese economy is currently at a standstill and is expected to continue to be weak for a while. However, for the first half of this fiscal year ("1H10"), we have seen a recovery in the overall results in the Japanese corporate sector.

For our 1H10 financial results, total revenues exceeded our original target as there were additional revenue from IIJ-GS of 1 month and the results for operating income was as originally targeted. Generally speaking, revenue and profit for the first half of the year are smaller compared to the latter half of the year and whether achieving our full year target largely depends on the continuous increase in recurring revenues and the revenues from systems construction for the fourth quarter of the fiscal year which becomes the largest due to seasonal factors. For the latter half of FY2010, we will continue to focus on increasing stock revenue such as cloud computing related services, accumulate SI contracts towards the end of fiscal year and also continue to manage tight cost control. Considering the above, we have not changed our full FY2010 financial target announced on June 1, 2010.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H09	1H10
	JPY millions	JPY millions
Adjusted EBITDA	3,810	3,920
Depreciation and Amortization [8]	2,644	2,619
Impairment loss on other intangible assets	--	100
Operating Income	1,166	1,201
Other Income (Expense)	(140)	(195)
Income Tax Expense	528	280
Equity in Net Income of Equity Method Investees	42	32
Net income	540	758
Net loss attributable to noncontrolling interests	175	101
Net Income attributable to IIJ	715	859

CAPEX
	1H09	1H10
	JPY millions	JPY millions
CAPEX, including capital leases	2,613	3,025
Acquisition of Assets by Entering into Capital Leases	664	861
Purchase of Property and Equipment	1,949	2,164

[8] Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on November 15, 2010.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan, Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2010 and September 30, 2010)

	As of March 31, 2010		As of September 30, 2010
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8,764,415		112,631	9,408,031
Accounts receivable, net of allowance for doubtful accounts of JPY 37,178 thousand and JPY 56,787 thousand at March 31, 2010 and September 30, 2010, respectively	11,396,597		210,985	17,623,610
Inventories	807,803		6,235	520,789
Prepaid expenses	1,593,000		27,334	2,283,210
Deferred tax assets —Current	1,570,746		14,935	1,247,528
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2010 and September 30, 2010, respectively	762,081		7,211	602,379

Total current assets	24,894,642	48.7	379,331	31,685,547	48.1

INVESTMENTS IN EQUITY METHOD INVESTEES	1,131,354	2.2	13,903	1,161,302	1.8

OTHER INVESTMENTS	2,581,610	5.1	33,473	2,795,989	4.2

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 17,653,271 thousand and JPY 19,564,943 thousand at March 31, 2010 and September 30, 2010, respectively	12,970,152	25.4	177,254	14,805,994	22.5

GOODWILL	2,639,319	5.2	40,662	3,396,507	5.1

OTHER INTANGIBLE ASSETS —Net	2,819,187	5.5	90,876	7,590,856	11.5

GUARANTEE DEPOSITS	2,003,862	3.9	27,644	2,309,090	3.5

DEFERRED TAX ASSETS —Noncurrent	685,370	1.3	10,877	908,558	1.4

OTHER ASSETS, net of allowance for doubtful accounts of JPY91,319 thousand and JPY81,094 thousand at March 31, 2010 and September 30, 2010, respectively, and net of loan loss valuation allowance of JPY16,701thousand at March 31, 2010 and September 30 2010, respectively	1,389,954	2.7	15,191	1,268,944	1.9

TOTAL	51,115,450	100.0	789,211	65,922,787	100.0

	As of March 31, 2010		As of September 30, 2010
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	4,450,000		161,020	13,450,000
Capital lease obligations —current portion	2,729,673		31,174	2,603,958
Accounts payable	6,967,654		79,439	6,635,539
Accrued expenses	1,184,483		84,932	7,094,399
Accrued retirement and pension costs —current	14,539		174	14,539
Deferred income -- current	1,445,174		19,725	1,647,614
Other current liabilities	922,345		8,709	727,442
Total current liabilities	17,713,868	34.7	385,173	32,173,491	48.8
CAPITAL LEASE OBLIGATIONS — Noncurrent	3,657,657	7.2	37,881	3,164,234	4.8
ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent	1,302,054	2.5	17,081	1,426,759	2.2
DEFERRED TAX LIABILITIES — Noncurrent	212,773	0.4	2,425	202,577	0.3
DEFERRED INCOME —Noncurrent	560,677	1.1	10,737	896,863	1.4
OTHER NONCURRENT LIABILITIES	304,718	0.6	3,505	292,725	0.4
Total Liabilities	23,751,747	46.5	456,802	38,156,649	57.9
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2010 and September 30, 2010	16,833,847	32.9	201,531	16,833,847	25.5
Additional paid-in capital	27,443,600	53.7	328,117	27,407,636	41.6
Accumulated deficit	(16,720,092)	(32.7)	(192,913)	(16,113,995)	(24.4)
Accumulated other comprehensive income	168,769	0.3	355	29,683	0.0
Treasury stock—3,934 shares and 3,794 shares held by the company at March 31, 2010 and September 30, 2010	(406,547)	(0.8)	(4,694)	(392,079)	(0.6)
Total Internet Initiative Japan Inc. shareholders' equity	27,319,577	53.4	332,396	27,765,092	42.1

NONCONTROLLING INTERESTS	44,126	0.1	13	1,046	0.0

Total equity	27,363,703	53.5	332,409	27,766,138	42.1

TOTAL	51,115,450	100.0	789,211	65,922,787	100.0

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 83.53 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 30, 2010.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the six months ended September 30, 2009 and September 30, 2010)

	Six Months Ended September 30, 2009		Six Months Ended September 30, 2010
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Network services:
Internet Connectivity (corporate use)	6,887,207		83,095	6,940,955
Internet Connectivity (home use)	3,410,051		40,127	3,351,827
WAN services	1,264,027		39,476	3,297,421
Outsourcing services	6,742,413		84,949	7,095,752
Total	18,303,698		247,647	20,685,955
Systems integration:
Systems Construction	4,148,014		53,858	4,498,738
Systems Operation and Maintenance	9,475,548		101,619	8,488,261
Total	13,623,562		155,477	12,986,999
Equipment sales	309,586		4,439	370,750
ATM operation business	38,178		2,734	228,376
Total revenues	32,275,024	100.0	410,297	34,272,080	100.0
COST AND EXPENSES:
Cost of network services	15,311,269		201,156	16,802,569
Cost of systems integration	10,049,470		118,026	9,858,693
Cost of equipment sales	269,315		3,749	313,161
Cost of ATM operation business	406,517		5,461	456,118
Total cost	26,036,571	80.7	328,392	27,430,541	80.0
Sales and marketing	2,593,637	8.0	34,515	2,883,026	8.4
General and administrative	2,315,698	7.2	31,172	2,603,796	7.6
Research and development	163,035	0.5	1,839	153,626	0.5
Total cost and expenses	31,108,941	96.4	395,918	33,070,989	96.5
OPERATING INCOME	1,166,083	3.6	14,379	1,201,091	3.5
OTHER INCOME (EXPENSE):
Interest income	13,086		149	12,431
Interest expense	(168,189)		(1,417)	(118,348)
Foreign exchange gains (losses)	4,619		(209)	(17,448)
Net gains on sales of other investments	11,302		389	32,503
Losses on write-down of other investments	(31,172)		(2,036)	(170,091)
Other—net	29,884		788	65,826
Other expense — net	(140,470)	(0.4)	(2,336)	(195,127)	(0.6)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,025,613	3.2	12,043	1,005,964	2.9
INCOME TAX EXPENSE	527,809	1.6	3,355	280,210	0.8
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	42,147	0.1	381	31,821	0.1
NET INCOME	539,951	1.7	9,069	757,575	2.2
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	175,436	0.5	1,218	101,702	0.3
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	715,387	2.2	10,287	859,277	2.5

	Six Months Ended September 30, 2009		Six Months Ended September 30, 2010
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544			202,605
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544			202,605
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600			81,042,000
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600			81,042,000
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	3,532.01		50.77	4,241.14
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	3,532.01		50.77	4,241.14
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	8.83		0.13	10.60
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	8.83		0.13	10.60

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 83.53 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 30, 2010.
(Note2) The above presentation for the six months ended September 30, 2010 has been changed to conform to the presentation for the six months ended September 30, 2010.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the six months ended September 30, 2009 and September 30, 2010)

	Six Months Ended September 30, 2009	Six Months Ended September 30, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	539,951	9,069	757,575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,643,516	31,356	2,619,123
Impairment loss on other intangible assets	--	1,197	100,000
Provision for retirement and pension costs, less payments	146,369	1,493	124,705
Reversal of allowance for doubtful accounts and advances	(646)	(178)	(14,843)
Loss on disposal of property and equipment	18,251	66	5,513
Net gains on sales of other investments	(11,302)	(389)	(32,503)
Losses on write-down of other investments	31,172	2,036	170,091
Gain on receipt of investment securities	--	(216)	(18,060)
Foreign exchange losses	18,212	310	25,895
Equity in net income of equity method investees	(42,147)	(381)	(31,821)
Deferred income tax expense	372,865	1,960	163,698
Others	--	293	24,458
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	1,535,228	(9,032)	(754,484)
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	(236,630)	803	67,088
Decrease in accounts payable	(515,033)	(2,122)	(177,221)
Decrease in income taxes payable	(44,001)	(2,157)	(180,214)
Increase in accrued expenses, other current and noncurrent liabilities	336,409	27,051	2,259,574
Net cash provided by operating activities	4,792,214	61,159	5,108,574
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,949,051)	(25,904)	(2,163,732)
Proceeds from sales of property and equipment	--	50	4,147
Purchase of available-for-sale securities	(16,367)	(556)	(46,468)
Purchase of other investments	(200,016)	(1,197)	(100,000)
Investment in equity method investees	(22,834)	--	--
Proceeds from sales of available-for-sale securities	32,792	334	27,931
Proceeds from sales and redemption of other investments	47,131	240	20,020
Acquisition of a newly controlled company	--	(109,781)	(9,170,000)
Payments of guarantee deposits	(44,643)	(5,126)	(428,214)
Refund of guarantee deposits	36,562	1,468	122,617
Payments for refundable insurance policies	(28,930)	(146)	(12,175)
Refund from insurance policies	39,959	355	29,642
Other	319	(248)	(20,622)
Net cash used in investing activities	(2,105,078)	(140,511)	(11,736,854)

	Six Months Ended September 30, 2009	Six Months Ended September 30, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	5,100,000	4,190	350,000
Repayments of short-term borrowings with initial maturities over three months	(5,350,000)	(3,592)	(300,000)
Principal payments under capital leases	(1,710,091)	(17,720)	(1,480,134)
Net increase in short-term borrowings with initial maturities less than three months	100,000	107,148	8,950,000
Dividends paid	(202,544)	(3,031)	(253,180)
Proceeds from sales of treasury stock	--	444	37,126
Net cash provided by (used in) financing activities	(2,062,635)	87,439	7,303,812

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(23,208)	(382)	(31,916)

NET INCREASE IN CASH AND CASH EQUIVALENTS	601,293	7,705	643,616
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,187,724	104,926	8,764,415
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,789,017	112,631	9,408,031

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	172,311	1,419	118,561
Income tax paid (refund)	(17,350)	3,673	306,784

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	664,353	10,310	861,200
Facilities purchase liabilities	370,203	5,698	475,942
Acquisition of business and a company:
Assets acquired	--	159,795	13,347,671
Cash paid	--	(109,781)	(9,170,000)
Liabilities assumed	--	50,014	4,177,671

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 83.53 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 30, 2010.

Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:

	Six Months Ended September 30, 2009	Six Months Ended September 30, 2010
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	32,443,033	34,263,534
Customers	32,236,846	34,043,704
Intersegment	206,187	219,830
ATM operation business	38,178	228,376
Customers	38,178	228,376
Intersegment	--	--
Elimination	206,187	219,830
Consolidated total	32,275,024	34,272,080
Segment profit or loss:
	Six Months Ended September 30, 2009	Six Months Ended September 30, 2010
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	1,644,563	1,513,808
ATM operation business	(459,262)	(300,582)
Elimination	19,218	12,135
Consolidated operating income	1,166,083	1,201,091

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

2nd Quarter FY2010 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2010 consolidated financial results (unaudited, from July 1, 2010 to September 30, 2010).

Operating Results Summary
	2Q09	2Q10	YoY % Change
	JPY millions	JPY millions
Total Revenues:	16,441	18,459	12.3
Network Services	9,178	11,382	24.0
SI	7,059	6,728	(4.7)
Equipment Sales	173	226	30.8
ATM Operation Business	31	123	299.0
Cost of Revenues:	13,200	14,643	10.9
Network Services	7,661	9,156	19.5
SI	5,174	5,066	(2.1)
Equipment Sales	150	194	28.9
ATM Operation Business	215	227	5.7
SG&A Expenses and R&D	2,426	2,881	18.8
Operating Income	815	935	14.7
Income before Income Tax Expense	726	727	0.1
Net Income attributable to IIJ	535	612	14.5

Connectivity and Outsourcing Services Revenues Breakdown and Cost
	2Q09	2Q10	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,439	3,475	1.1
IP Service	2,301	2,240	(2.6)
IIJ FiberAccess/F and IIJ DSL/F	729	754	3.4
IIJ Mobile Service	335	416	24.2
Others	74	65	(12.3)
Internet Connectivity Service (Home Use)	1,712	1,657	(3.2)
Under IIJ Brand	260	251	(3.6)
hi-ho	1,310	1,273	(2.8)
OEM	142	133	(6.0)
WAN Services	633	2,645	317.5
Outsourcing Services	3,394	3,605	6.2
Network Services Revenues	9,178	11,382	24.0

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q09	2Q10
	JPY millions	JPY millions
Adjusted EBITDA	2,099	2,403
Depreciation and Amortization	1,284	1,368
Impairment loss on other intangible assets	--	100
Operating Income	815	935
Other Income (Expense)	(89)	(208)
Income Tax Expense	284	160
Equity in Net Income (Loss) of Equity Method Investees	11	(3)
Net income	453	564
Net income attributable to noncontrolling interests	82	48
Net Income attributable to IIJ	535	612

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q09	2Q10
	JPY millions	JPY millions
CAPEX, including capital leases	1,124	1,804
Acquisition of Assets by Entering into Capital Leases	269	553
Purchase of Property and Equipment	855	1,251

Reference Information

The following data for the past two fiscal years and the six months ended September 30, 2010 are reference information.

"WAN services", which were components of "Outsourcing services revenues" were separately disclosed to reflect the acquisition of IIJ Global Solutions Inc. on September 2010.

[Old Classification]	(Thousands of Yen)
	Fiscal Year ended March 31, 2009
	1Q08	2Q08	3Q08	4Q08	FY2008
Outsourcing Service	3,690,496	3,771,761	3,913,676	4,019,900	15,395,833

	Fiscal Year ended March 31, 2010
	1Q09	2Q09	3Q09	4Q09	FY2009
Outsourcing Service	3,979,443	4,026,997	4,092,688	4,172,128	16,271,256

	Fiscal Year ended March 31, 2011
	1Q10	2Q10
Outsourcing Service	4,143,759	6,249,414

[New Classification]
	Fiscal Year ended March 31, 2009
	1Q08	2Q08	3Q08	4Q08	FY2008
WAN Service	561,931	590,815	639,686	662,495	2,454,927
Outsourcing Service	3,128,565	3,180,946	3,273,990	3,357,405	12,940,906

	Fiscal Year ended March 31, 2010
	1Q09	2Q09	3Q09	4Q09	FY2009
WAN Service	630,663	633,364	642,668	646,856	2,553,551
Outsourcing Service	3,348,780	3,393,633	3,450,020	3,525,272	13,717,705

	Fiscal Year ended March 31, 2011
	1Q10	2Q10
WAN Service	653,101	2,644,320
Outsourcing Service	3,490,658	3,605,094

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended September 30, 2009 and September 30, 2010)

	Three Months Ended September 30, 2009		Three Months Ended September 30, 2010
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Network services:
Internet Connectivity (corporate use)	3,438,714		41,603	3,475,135
Internet Connectivity (home use)	1,712,157		19,842	1,657,391
WAN services	633,364		31,657	2,644,320
Outsourcing services	3,393,633		43,159	3,605,094
Total	9,177,868		136,261	11,381,940
Systems integration:
Systems Construction	2,344,379		29,777	2,487,243
Systems Operation and Maintenance	4,714,537		50,769	4,240,732
Total	7,058,916		80,546	6,727,975
Equipment sales	173,011		2,710	226,327
ATM operation business	30,719		1,467	122,575
Total revenues	16,440,514	100.0	220,984	18,458,817	100.0
COST AND EXPENSES:
Cost of network services	7,660,765		109,611	9,155,771
Cost of systems integration	5,173,745		60,647	5,065,821
Cost of equipment sales	150,388		2,321	193,876
Cost of ATM operation business	214,748		2,717	226,970
Total cost	13,199,646	80.3	175,296	14,642,438	79.3
Sales and marketing	1,268,757	7.7	17,678	1,476,655	8.0
General and administrative	1,070,553	6.5	16,029	1,338,928	7.2
Research and development	86,353	0.6	783	65,384	0.4
Total cost and expenses	15,625,309	95.1	209,786	17,523,405	94.9
OPERATING INCOME	815,205	4.9	11,198	935,412	5.1
OTHER INCOME (EXPENSE):
Interest income	7,372		82	6,863
Interest expense	(81,165)		(728)	(60,835)
Foreign exchange losses	(5,044)		(171)	(14,275)
Net gains on sales of other investments	11,302		197	16,484
Losses on write-down of other investments	(29,668)		(1,966)	(164,204)
Other—net	7,755		88	7,337
Other expense — net	(89,448)	(0.5)	(2,498)	(208,630)	(1.1)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	725,757	4.4	8,700	726,782	4.0

INCOME TAX EXPENSE	283,866	1.7	1,913	159,854	0.9
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	10,634	0.1	(32)	(2,657)	0.0
NET INCOME	452,525	2.8	6,755	564,271	3.1
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	82,384	0.5	575	48,042	0.2
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	534,909	3.3	7,330	612,313	3.3

	Three Months Ended September 30, 2009		Three Months Ended September 30, 2010
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544			202,666
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544			202,666
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600			81,066,400
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600			81,066,400
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	2,640.95		36.17	3,021.29
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	2,640.95		36.17	3,021.29
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	6.60		0.09	7.55
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	6.60		0.09	7.55

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 83.53 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 30, 2010.
(Note2) The above presentation for the six months ended September 30, 2010 has been changed to conform to the presentation for the six months ended September 30, 2010.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended September 30, 2009 and September 30, 2010)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	452,525	6,755	564,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,283,696	16,378	1,368,079
Impairment loss on other intangible assets	--	1,197	100,000
Provision for retirement and pension costs, less payments	87,687	772	64,462
Provision for (reversal of) allowance for doubtful accounts and advances	4,403	(114)	(9,526)
Loss on disposal of property and equipment	9,286	3	225
Net gains on sales of other investments	(11,302)	(197)	(16,484)
Losses on write-down of other investments	29,668	1,966	164,204
Foreign exchange losses	6,294	68	5,649
Equity in net loss (income) of equity method investees	(10,634)	32	2,657
Deferred income tax expense	186,883	902	75,385
Others	--	(291)	(24,340)
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(199,373)	(30,194)	(2,522,098)
Decrease in inventories, prepaid expenses and other current and noncurrent assets	264,303	13,783	1,151,302
Increase in accounts payable	421,485	7,599	634,788
Increase in income taxes payable	111,466	1,221	102,005
Increase (decrease) in accrued expenses, other current and noncurrent liabilities -net	(8,053)	14,059	1,174,378
Net cash provided by operating activities	2,628,334	33,939	2,834,957
INVESTING ACTIVITIES:
Purchase of property and equipment	(854,753)	(14,978)	(1,251,145)
Proceeds from sales of property and equipment	--	50	4,147
Purchase of available-for-sale securities	(9,617)	(122)	(10,185)
Purchase of other investments	(200,016)	(599)	(50,000)
Investment in equity method investee	(22,834)	--	--
Proceeds from sales of available-for-sale securities	32,792	280	23,352
Proceeds from sales and redemption of other investments	33,631	0	20
Acquisition of a newly controlled company	--	(109,781)	(9,170,000)
Payments of guarantee deposits	(10,414)	(5,073)	(423,711)
Refund of guarantee deposits	34,225	1,444	120,632
Payments for refundable insurance policies	(15,315)	(57)	(4,784)
Refund from insurance policies	12,346	--	--
Other	319	(247)	(20,622)
Net cash used in investing activities	(999,636)	(129,083)	(10,782,296)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	--	3,592	300,000
Repayments of short-term borrowings with initial maturities over three months	(250,000)	(3,592)	(300,000)
Principal payments under capital leases	(780,466)	(8,804)	(735,377)
Net Increase in short-term borrowings with initial maturities less than three months	300,000	106,908	8,930,000
Proceeds from sales of treasury stock	--	445	37,126
Net cash provided by (used in) financing activities	(730,466)	98,549	8,231,749

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6,651)	(162)	(13,524)

NET INCREASE IN CASH AND CASH EQUIVALENTS	891,581	3,243	270,886
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	9,897,436	109,388	9,137,145
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,789,017	112,631	9,408,031

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 83.53 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 30, 2010.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the first six months of Fiscal Year Ending March 31, 2011(from April 1 to September 30, 2010) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Six Months Ended September 30, 2010
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

November 15, 2010

Company name: Internet Initiative Japan Inc.       Exchange listed: Tokyo Stock Exchange First Section

Stock code number: 3774                                  URL: http://www.iij.ad.jp/

Representative: Koichi Suzuki, President and Representative Director

Contact: Akihisa Watai, Managing Director and CFO       TEL: (03) 5259-6500

Schedule date for filing of quarterly report: scheduled on November 15, 2010

Scheduled date for dividend payment: December 6, 2010

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Six Months Ended September 30, 2010
(April 1, 2010 to September 30, 2010)
(1) Consolidated Results of Operations					(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Six months ended September 30, 2010	34,272	6.2	1,201	3.0	1,006	(1.9)	859	20.1
Six months ended September 30, 2009	32,275	(2.9)	1,166	16.0	1,026	33.9	715	94.6

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Six months ended September 30, 2010	4,241.14	4,241.14
Six months ended September 30, 2009	3,532.01	3,532.01

(2) Consolidated Financial Position
	Total Assets	Total Equity	Shareholders' Equity	Shareholders' Equity as a percentage of Total Assets	Shareholders' Equity per share
	JPY millions	JPY millions	JPY millions	%	JPY
September 30, 2010	65,923	27,766	27,765	42.1	136,987.09
March 31, 2010	51,115	27,364	27,320	53.4	134,882.18

2. Dividends
	Dividend per Shares
	1st quarter- end	2nd quarter- end	3rd quarter- end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2010	--	1,000.00	--	1,250.00	2,250.00
Fiscal year ending March 31, 2011	--	1,250.00
Fiscal year ending March 31, 2011 (Target)			--	1,250.00	2,500.00
Changes in dividends forecasts during the three months ended September 30 ,2010: None

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2011
(April 1, 2010 through March 31, 2011)					(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal year ending March 31, 2011	84,500	24.3	4,800	40.7	4,100	43.4	3,000	34.3	14,801.37
Changes in earnings forecasts during the three months ended September 30, 2010: None

4. Others

(1) Change in significant subsidiaries for the three months ended September 30, 2010

(Change in significant subsidiaries for the three months ended September 30, 2010 which resulted in changes in scope of consolidation): Yes

Newly Consolidated (Name: IIJ Global Solutions Inc.) Excluded: ( - )

(2) Application of simplified or exceptional accounting: None

(Application of simplified or exceptional accounting for quarterly consolidated financial statements):

(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

1) Changes duet to the revision of accounting standards: Yes

2) Others: Yes

(4) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding (inclusive of treasury stock):

     As of September 30, 2010:          206,478 shares

     As of March 31, 2010:     206,478 shares

2) The number of treasury stock:

     As of September 30, 2010:          3,794 shares

     As of March 31, 2010:     3,934 shares

3) The weighted average number of shares outstanding:

     For the three months ended September 30, 2010: 202,605shares

     For the three months ended September 30, 2009: 202,544 shares

CONTACT:  Internet Initiative Japan Inc.
          Investor Relations Office
          Yuko Kazama
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/en/IR